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                 August 22, 2023

       Chris Cashion
       Chief Financial Officer
       Superior Drilling Products, Inc.
       1583 South 1700 East
       Vernal, Utah 84078

                                                        Re: Superior Drilling
Products, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 15,
2023
                                                            File No. 333-274014

       Dear Chris Cashion:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at (202) 551-3887 or Jan Woo at
(202) 551-3453 with any
       questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Kevin Poli